Exhibit 99.1

Harbin Electric Announces Earnings for the First Quarter of Fiscal Year 2006

HARBIN, China, May 15, 2006 /Xinhua-PRNewswire-FirstCall-IW/ -- Harbin Electric, Inc. (OTC Bulletin Board: HRBN) a U.S. company, with operations based in Harbin, China, today announced financial results for the first quarter ended March 31, 2006. Sales for the quarter were $8.88 million, an increase of 115% over the first quarter of last year. Sales of linear motor and special motor products drove the growth in the period. Industrial electric linear motors and special motors continued to comprise significantly all of our total product sales in both comparable periods.

Reported net income was $3.79 million with fully diluted earnings per share of $0.23 compared to $1.69 million and $0.11 respectively for the three months ended March 31, 2005, an increase of 124.2%. The increase is primarily attributed to the continued increase in sales levels and the contribution from the sale of our marketable securities. The Company sold its marketable securities in the three month period ended March 31, 2006 at a realized gain of $0.571 million. We have no additional securities held and do not anticipate future contributions from similar activities.

Gross margins were 48.1% for the first quarter of 2006 compared to 49.7% the first quarter of last year. Our operating margins were 42.7% during the first quarter of 2006 compared to 41.0% in the comparable period last year. The Company incurred total operating expenses of $1.11 million, or 12.6% of sales, as compared to $0.358 million, or 8.7% of sales, for the prior period. Included in this, for the period ending March 31, 2006, was stock-based compensation expense measured in accordance with SFAS No. 123-R which totaled approximately $0.313 million or $ 0.02 per basic and diluted share in the first quarter of 2006. No similar stock-based compensation expense was included in 2005 because a separate breakdown of such expense was not required. Had it been so required, stock-based compensation expense would have been approximately $0.097 million for the three months ended March 31, 2005.

The Company ended the quarter with $9.04 million in cash, as compared with $5.74 million for the corresponding period in 2005. The increased cash position was mainly due to higher net income and increases in collections of accounts receivable, as well as, the contribution from the sale of our marketable securities during the quarter. The Company has no long term debt. These results can be seen in greater detail in the Company's SEC Form 10-QSB filed with the Securities and Exchange Commission (www.sec.gov) on May 15, 2006.

We ended the quarter with a strong balance sheet. Shareholders equity increased for the 5th consecutive quarter to a record high of $28.9 million. This rise is largely due to increased retained earnings from our net profits. The Company ended the quarter with working capital of $20.3 million and remains debt free. Receivables Collections improved and remain in line with expectations. Accounts receivable Days Sales Outstanding (DSO) was 81 days. This is below our target range of 90-100 days.

"The first quarter was a strong start to 2006 for Harbin Electric", stated TianFu Yang, Chairman and CEO of Harbin Electric Inc. "We are very happy with our financial performance as the company reports high levels of continued growth while maintaining our existing levels of profitability. Growth was primarily driven by sales of electric motors in domestic China and we continue to experience contributions from new international relationships. Our current sales initiatives are continuing to attract profitable long term customers, both in China and internationally. We look forward to updating you as we make further progress.”

About Harbin Electric

Harbin Electric, Inc. designs, develops and manufactures linear motors and special Electric motors. With proprietary technology and core patents, the Company builds a wide array of customized linear motors and other special motor for a variety of applications and industries. Harbin Electric currently designs and supplies its motor products and systems to numerous end users throughout the China domestic market, as well as, to other industrial OEM customers overseas. Industry applications for linear motors include oilfield services, conveyor systems, factory automation, packaging equipment, as well as mass transportation systems. The Company is based in Harbin, China along with its wholly-owned subsidiaries. Harbin Electric has 180 employees with approximately 200,000 square feet of state-of-the-art manufacturing space. For further information, please see our filings with the Securities and Exchange Commission (www.sec.gov).

Safe Harbor Statement

The actual results of Harbin Electric, Inc. (the "Company") could differ materially from those described in this press release. Detailed information regarding factors that may cause actual results to differ materially from the results expressed or implied by statements in this press release may be found in the Company's periodic filings with the U.S. Securities and Exchange Commission, including the factors described in the section entitled "Risk Factors" in its annual report on Form 10-KSB for the year ended December 31 2005. The Company does not undertake any obligation to update forward-looking statements contained in this press release.

This press release contains forward-looking information about the Company that are intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as "believe," "expect," "may," "will," "should," "project," "plan," "seek," "intend," or "anticipate" or the negative thereof or comparable terminology, and include discussions of strategy, and statements about industry trends and the Company's future performance, operations and products.

Contact:

Barry L. Raeburn
EVP Finance & Corporate Development
Phone: 215-854-8104
info@HarbinElectric.com

In China:
Chungang Xia
Corporate Secretary / China PR
mainlandIR@HarbinElectric.com
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Source: Harbin Electric, Inc.

HARBIN ELECTRIC, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	FOR THE THREE MONTH PERIODS ENDED
	March 31, 2006	March 31, 2005

Net revenue	$8,878,658	$4,128,297

Cost of revenue	4,604,923	2,078,060

Gross profit	4,273,736	2,050,237

Operating expenses:
Selling expenses	208,007	106,588
General and administrative expenses	908,758	251,700

Total operating expenses	1,116,765	358,288

Income from operations	3,156,971	1,691,948

Non-operating Income
Realized gain on sale of marketable securities	571,143	-
Other income	54,062	-
Interest income	12,321	294

Net income	3,794,497	1,692,242

Other comprehensive item:
Unrealized gain on marketable securities	-	14,000
Reclassification adjustment	(587,171)	-

Comprehensive Income	$3,207,326	$1,706,242

Basic weighted average shares outstanding	16,600,451	15,000,450

Basic net earnings per share	$0.23	$0.11

Diluted weighted average shares outstanding	16,700,451	15,100,450

Diluted net earnings per share	$0.23	$0.11

The accompanying notes are an integral part of these consolidated financial statements.

HARBIN ELECTRIC, INC. & SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

ASSETS	AS OF MARCH 31, 2006

CURRENT ASSETS:
Cash & cash equivalents	$9,042,762
Accounts receivable, net of allowance for uncollectible accounts of $30,000	7,944,125
Inventory	607,174
Advances to suppliers	3,209,657
Other assets	732

Total current assets	20,804,451

PROPERTY AND EQUIPMENT, net	7,778,662

INTANGIBLE ASSETS, net	321,281

TOTAL ASSETS	$28,904,394

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accrued expenses	$539,406

STOCKHOLDERS' EQUITY
Common stock, .00001 par value; authorized shares 100,000,000;
issued and outstanding 16,600,451 shares	166
Additional paid in capital	11,610,676
Statutory reserves	2,415,898
Accumulated other comprehensive income	652,038
Retained earnings	13,686,210

Total stockholders' equity	28,364,988

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$28,904,394

The accompanying notes are an integral part of these unaudited consolidated financial statements.

HARBIN ELECTRIC, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For The Three Months Ended
	MARCH 31, 2006	MARCH 31, 2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,794,497	$1,692,242
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	68,854	29,471
Stock based compensation	313,000	-
(Increase) decrease in current assets:
Accounts receivable	(2,054,991)	(819,162)
Inventory	741,419	189,373
Advances to suppliers	(447,757)	(545,086)
Advances to related parties	-	71,283
Other assets	3,377	(161,237)
Increase in current liabilities:
Accrued expenses	344,487	91,874

Net cash provided by operating activities	2,762,887	548,758

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of intangible assets	-	(266,200)
Acquisition on property & equipment	(65,203)	(131,600)

Net cash used in investing activities	(65,203)	(397,800)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of marketable securities	1,093,166	-
Increase in subscription Receivable	-	(125,859)

Net cash provided by (used in) financing activities	1,093,166	(125,859)
EFFECT OF EXCHANGE RATE CHANGE ON CASH & CASH EQUIVALENTS	(487,107)	-

NET INCREASE IN CASH & CASH EQUIVALENTS	3,790,850	25,099

CASH & CASH EQUIVALENTS, BEGINNING OF PERIOD	5,739,019	2,210,803

CASH & CASH EQUIVALENTS, END OF PERIOD	$9,042,762	$2,235,902